

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Jeffrey B. Davis
Chief Executive Officer
Access Pharmaceuticals, Inc.
4848 Lemmon Avenue, Suite 517
Dallas, Texas 75219

> **Re: Plasmatech Biopharmaceuticals, Inc. (f/k/a Access Pharmaceuticals, Inc.)**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed September 22, 2014**
> **File No. 001-15771**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment to the Articles of Incorporation to Effect the Reverse Stock Split, page 3

1. It does not appear that you are proposing a reduction in your authorized shares in proportion to your reverse stock split. Accordingly, please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the authorized shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Fractional Shares, page 5

2. We note on page 5 that you plan to round up any fractional shares to the nearest whole number. However, Annex 1 suggests that shareholders will be entitled to receive cash in lieu of fractional share interests. Please amend your disclosure as necessary to clarify how the company plans to treat fractional shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director